THE GUARDIAN INSURANCE & ANNUITY COMPANY INC.

ENDORSEMENT

Annuity Payout Option – Fixed Payments to Age 100

This endorsement is attached to and made part of the Basic Contract and is subject to all of the applicable provisions of the Basic Contract. In the case of any conflict between the provisions of the Basic Contract and this endorsement, the provisions of this endorsement will control.

Fixed Payments to Age 100 is hereby added to the Basic Contract as an annuity payout option. If this payout option is elected, and if the Annuitant is living and the Basic Contract is in force on the Annuity Commencement Date, we will make fixed monthly payments to the payee described in the Basic Contract in accordance with the provisions of this endorsement.

Definitions

Terms used in this endorsement that are not described below have the meaning ascribed in the Basic Contract to which this endorsement is attached.

Fixed Payments to 100

We will make monthly payments that are guaranteed for a whole number of years. The number of years will equal 100 minus the Annuitant’s age on the birthday nearest the Annuity Commencement Date. If this option is chosen, the first annuity payment is determined by multiplying (a) by (b) where:

(a)	is the annuity rate for the first monthly fixed annuity payment shown in the Table of Guaranteed Annuity Rates provided in this endorsement for the Annuitant’s age on the birthday nearest the Annuity Commencement Date; and

(b)	is the Accumulation Value divided by 1,000.

The first annuity payment described above is based on the guaranteed annual interest rate shown on the Contract Data page. We declare a new annual interest rate for this option on January 1st of each year. This interest rate will remain in effect through December 31st of that calendar year and will never be less than the guaranteed annual interest rate shown on the Contract Data page. If we declare an interest rate that is higher than the guaranteed rate, subsequent payments for that calendar year will be increased monthly based on the relationship between the declared rate and the guaranteed rate shown on the Contract Data page.

During the first calendar year in which contract proceeds are applied to this option, the interest rate declared on January 1st of that year will be used to determine the amount of any payments after the first payment for the remainder of that calendar year.

Unless a withdrawal is made in accordance with the Withdrawal Provision set forth below, the amount of any monthly payments under this option will not be less than any previous monthly payment. A withdrawal under this option will result in a proportional reduction of the next payment following the withdrawal. All payments thereafter may increase if we declare an interest rate that is higher than the guaranteed rate as described above.

Death of Annuitant

If the Annuitant dies during the payment period, we will pay the balance of the payments to the payee for the remainder of that period. Unless the Owner indicates otherwise in a signed written notice received at our Customer Service Office in Good Order, the payee may elect:

•	to be paid the present value of the current dollar amount of the then remaining payments in a lump sum; or

•	to change to the Life Annuity without Guaranteed Period Option. The present value of the remaining payments will then be applied to a Life Annuity without Guaranteed Period.

The interest rate used to compute the present value of any remaining unpaid payments is the same rate that was used to determine the first monthly annuity payment as described in the Fixed Payments to 100 provision above.

ICC13-P100 SVA	[CONTRACT NUMBER]

Withdrawal Provision

Under this payout option, the payee (unless the Owner indicates otherwise in a signed written notice received at our Customer Service Office in Good Order) has the right to withdraw all or a portion of the present value of the remaining payments. A withdrawal of a portion of the present value of the remaining payments will result in a proportional reduction in the next payment. Payments thereafter will be based on this reduced amount.

The following conditions apply to withdrawals of a portion of the present value of remaining payments:

•	the payee may not withdraw less than $500;

•	after making a withdrawal, the present value of the total remaining payments must be at least $2,000 and each remaining monthly payment must be at least $20; and

•

one withdrawal is permitted each quarter without an administrative charge, and additional withdrawals are permitted at an administrative charge not to exceed the amount shown on the Contract Data page.

If a withdrawal request does not meet the conditions stated in the second bullet above, we will promptly attempt to contact the Owner for additional instructions. If we do not receive revised instructions that comply with the conditions stated in the second bullet above in Good Order at our Customer Service Office within five Valuation Dates of the original request, we will pay you, or the Beneficiary if you are no longer living, the present value of the remaining payments and cancel the Basic Contract.

A withdrawal of all or a portion of the present value of the remaining payments may have tax consequences. The withdrawal may also be subject to a Surrender Charge if:

•	this endorsement is attached to a contract that has a schedule of surrender charges; and

•	there were Chargeable Premiums on the date the Accumulation Value was applied to this payout option; and

•	there is at least one Chargeable Premium where the Surrender Charge has not expired at the time of the withdrawal.

If so, withdrawals under this payout option may be reduced by a portion of the Surrender Charge applicable at that time. To calculate the Surrender Charge applicable to a withdrawal under this payout option, the following formula is applied to each Chargeable Premium that was in effect on the Annuity Commencement Date; (a) times ((b) divided by (c)) times (d) where:

(a)	is the Surrender Charge that would have applied to the Chargeable Premium if the Basic Contract was surrendered on the Annuity Commencement Date less the amount of any Surrender Charge that was previously deducted from prior withdrawals under this payment option;

(b)	is the number of whole months from the date of the withdrawal until the date that the Surrender Charge would have expired;

(c)	is the number of whole months remaining from the Annuity Commencement Date until the date that the Surrender Charge would have expired; and

(d)	is the present value of remaining payments withdrawn divided by the total present value of the remaining payments.

The Free Withdrawal Amount under the Basic Contract is not available for amounts withdrawn following the Annuity Commencement Date.

Issue Date

The effective date of this endorsement is the Issue Date of the Basic Contract.

The Guardian Insurance & Annuity Company, Inc.

ICC13-P100 SVA	[CONTRACT NUMBER]

Table of Guaranteed Annuity Rates

Payments to Age 100

Age	Years to 100	ANNUITY RATES FOR THE FIRST MONTHLY FIXED ANNUITY PAYMENT PURCHASED WITH EACH $1,000 OF PROCEEDS APPLIED
40	60	[2.099103
41	59	2.121149
42	58	2.144004
43	57	2.167711
44	56	2.192317
45	55	2.217869
46	54	2.244421
47	53	2.272029
48	52	2.300755
49	51	2.330664
50	50	2.361827
51	49	2.394322
52	48	2.428232
53	47	2.463647
54	46	2.500665
55	45	2.539394
56	44	2.579951
57	43	2.622462
58	42	2.667067
59	41	2.713921
60	40	2.763192
61	39	2.815065
62	38	2.869747
63	37	2.927466
64	36	2.988474
65	35	3.053053
66	34	3.121519
67	33	3.194226
68	32	3.271570
69	31	3.354002
70	30	3.442029
71	29	3.536232
72	28	3.637271
73	27	3.745906
74	26	3.863014
75	25	3.989613
76	24	4.126887
77	23	4.276231
78	22	4.439289
79	21	4.618022
80	20	4.814780	]

Annuity Rates not shown are available upon request.

ICC13-P100 SVA	[CONTRACT NUMBER]